Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2025 RESULTS

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Surge in Memory Demand Drives 20.8% Increase in 4Q25 Revenue Compared to 4Q24
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81.7% Expansion of 4Q25 Gross Profit Compared to 4Q24
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4Q25 Net Earnings of NT$0.72 or US$0.02 per Basic Common Share or US$0.46 per Basic ADS Compared to 4Q24 Net Earnings of NT$0.32 or US$0.01 per Basic Common Share or US$0.20 per Basic ADS
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NT$1,554.8 Million or US$49.6 Million Net Free Cash Inflow for the full year 2025
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Revenue Growth and Prudent CapEx Further Strengthen Financial Position with Cash and Cash Equivalents Balance of NT$14,858.9 Million or US$473.7 Million
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Distributed of NT$1.23 per Common Share by Capital Surplus Authorized by Board Pending Shareholder Approval at May 2026 AGM

Hsinchu, Taiwan – February 24, 2026 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the fourth quarter and the full year ended December 31, 2025, with strong growth driven by improving demand for high-value memory solutions, particularly in datacenter and AI-related applications. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$31.37 against US$1.00 as of December 31, 2025.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the fourth quarter of 2025 was NT$6,521.1 million or US$207.9 million, an increase of 6.1% from NT$6,143.7 million or US$195.8 million in the third quarter of 2025 and an increase of 20.8% from NT$5,399.6 million or US$172.1 million for the same period in 2024. Revenue for the fiscal year ended December 31, 2025 was NT$23,932.9 million or US$762.9 million, an increase of 5.5% from NT$22,695.9 million or US$723.5 million for the fiscal year ended December 31, 2024.

Net non-operating expenses in the fourth quarter of 2025 was NT$23.8 million or US$0.8 million, compared to net non-operating income of NT$68.5 million or US$2.2 million in the third quarter of 2025, and net non-operating income of NT$154.6 million or US$4.9 million in the fourth quarter of 2024. The difference between the third quarter of 2025 is mainly due to the increase of share of loss of associates accounted for using equity method of NT$99 million or US$3.2 million. The difference between the fourth quarter of 2024 is mainly due to the increase of share of loss of associates accounted for using equity method of NT$110 million or US$3.5 million, the decrease of foreign exchange gains of NT$53 million or US$1.7 million and the increase of interest expense of NT$11 million or US$0.4 million.

Net non-operating expenses of the Company for the fiscal year ended December 31, 2025 was NT$555.4 million or US$17.7 million, compared to net non-operating income of NT$373.1 million or US$11.9 million for the fiscal year ended December 31, 2024. The difference is mainly due to the adverse impact on the foreign exchange of NT$703 million or US$22.4 million from the foreign exchange gains of NT$243 million or US$7.7 million in 2024 to the foreign exchange losses of NT$460 million or US$14.7 million in 2025, the adverse impact on share of associates accounted for using equity method of NT$146 million or US$4.7 million from the share of profit of associates accounted for using equity method of NT$3 million or US$0.1 million in 2024 to the share of loss of associates accounted for using equity method of NT$143 million or US$4.6 million in 2025 and the gain on disposal of non-current assets held for sale of NT$72 million or US$2.3 million in 2024.

Net profit attributable to equity holders of the Company for the fourth quarter of 2025 was NT$499.7 million or US$15.9 million, and NT$0.72 or US$0.02 per basic common share, as compared to NT$352.2 million or US$11.2 million, and NT$0.50 or US$0.02 per basic common share in the third quarter of 2025. This compares to NT$232.2 million or US$7.4 million, and NT$0.32 or US$0.01 per basic common share in the fourth quarter of 2024. Net earnings for the fourth quarter of 2025 were US$0.46 per basic ADS, compared to US$0.32 per basic ADS for the third quarter of 2025 and US$0.20 per basic ADS in the fourth quarter of 2024.

Net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2025 was NT$495.1 million or US$15.8 million, and NT$0.70 or US$0.02 per basic common share, compared to net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2024 was NT$1,420.0 million or US$45.3 million, and NT$1.95 or US$0.06 per basic common share. Net earnings for the fiscal year ended December 31, 2025 were US$0.44 per basic ADS compared to US$1.24 per basic ADS for the fiscal year ended December 31, 2024.

Net free cash flow for the full year 2025 was NT$1,554.8 million or US$49.6 million with a strong balance of cash and cash equivalents of NT$14,858.9 million or US$473.7 million.

Fourth Quarter and Full Year 2025 Investor Conference Call / Webcast Details

Date: Tuesday, February 24, 2026

Time: 3:00PM Taiwan (2:00AM New York)

Dial-In: +886-2-33961191

Password: 1048024 #

Webcast and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay: Starts approximately 2 hours after the live call ends

Language: Mandarin

Note: A transcript will be provided on the Company’s website in English following the conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding current macroeconomic conditions, including the impacts of high inflation, foreign exchange rates and risk of recession, on demand for our products, consumer confidence and financial markets generally; changes in trade regulations, policies, and agreements and the imposition of tariffs that affect our products or operations, including potential new tariffs that may be imposed and our ability to mitigate with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, based on a number of important factors and risks, which are more specifically identified in the Company’s most recent U.S. Securities and Exchange Commission (the “SEC”) filings. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the SEC and in its other filings with the SEC.